SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No ☒

Announcement  |  Lisbon  |  21 August 2014

Management Transaction

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following transaction regarding financial instruments on PT shares, entered into by Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”).

Transaction	Date	Location	Price	Volume
Total Return Equity Swap, with physical settlement at maturity (or financial settlement at the option of Ongoing)	Entered into on 12 August 2014 and outstanding until 12 August 2015	OTC	Not applicable	The underlying asset (the notional) of the Swap are 22,560,000 PT shares

PT was also informed that the Directors of PT, Mr. Nuno Rocha dos Santos Almeida Vasconcellos and Mr. Rafael Mora Funes, are also directors of Ongoing, and therefore Ongoing is an entity closely related to said directors of PT, thus having the obligation to notify the transaction above.

As a result of this transaction, Ongoing does not hold shares of PT directly. In any case, the qualifying holding in PT attributable to Ongoing and other entities that control, or are controlled by, Ongoing, including the PT shares held by Mr. Nuno Rocha dos Santos Almeida Vasconcellos, is described in the announcement of change of composition of Ongoing’s interest that was disclosed today.

This statement is pursuant to the terms and for the purposes of articles 248-B of the Portuguese Securities Code and 14 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Ongoing.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.